SCHEDULE 13G

                                   Amendment No.___

                         TRANSPORT CORPORATION OF AMERICA, INC.
                                   (Name of Issuer)


                                      COMMON STOCK
                            (Title of Class of Securities)


                                        89385P102
                                     (CUSIP Number)


1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

            Cowen & Company
            I.R.S. Identification No. 13-5616116

2.      Check the Appropriate Box if a Member of a Group

                                          (a)    /   /
                                          (b)    / X /

3.      SEC Use Only


4.      Citizenship or Place of Organization

            New York, New York

5.      Sole Voting Power

            5,000

6.      Shared Voting Power

            471,700

7.      Sole Dispositive Power

            5,000

8.      Shared Dispositive Power

            638,800

9.      Aggregate Amount Beneficially Owned By Each Reporting Person

            643,800

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares *

                  Not applicable.

11.      Percent of Class Represented by Amount in Row 9

                  10.0%

12.      Type of Reporting Person *

                  BD, IA

Item 1

            (a)      Transport Corporation of America, Inc.
            (b)      1769 Yankee Doodle Road
                      Eagan, MN  55121

Item 2

            (a)      Cowen & Company
            (b)      Financial Square
                     New York, New York 10005-3597
            (c)      New York Limited Partnership
            (d)      Common Stock
            (e)      89385P102

Item 3      IF THE STATEMENT IS FILED PURSUANT TO RULE 13a-l(a)
            OR 13 d-2(b), CHECK WHETHER THE PERSON FILING IS:


            (a)      [ X ]       Broker or Dealer registered under section of
                                 the Act.

            (e)      [ X ]       Investment advisor registered under section
                                 203 of the Investment Advisers Act of 1940.

Item 4      OWNERSHIP


            (a)      643,800
            (b)         10.0%

            (c)   (i)         5,000
                  (ii)      471,700
                  (iii)       5,000
                  (iv)      638,800

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

Item 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

As a broker-dealer and an investment adviser, Cowen & Company holds a portion of the securities on behalf of its clients, none of whose individual interests exceeds five percent.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10      CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 1996

COWEN & COMPANY

By:       Cowen Incorporated,
          General Partner

By:       /s/ David R. Sarns
          David R. Sarns
          Managing Director